FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Provides its Vessel Utilization
Update for the Fourth Quarter 2009
PARIS, France — January 6th 2010
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) provides its vessel utilization and its fleet allocation updates for the fourth quarter of 2009.
Vessel utilization for the fourth quarter 2009:
The following vessel utilization rates for the fourth quarter 2009 do not take into account the Search, one of our mid-capacity 3D vessels which was decommissioned during the quarter. In 2009, a total of four mid-capacity 3D vessels, the Harmattan, the Føhn, the Orion and the Search were decommissioned as part of our marine capacity adjustment program.
▪ The vessel availability rate1 was 86%, including high steaming time at 7%. This compares to a 90% availability rate in the third quarter of 2009 and a 91% rate in the fourth quarter of 2008. The vessel availability rate for the full year 2009 was 89% including a 4% impact related to standby between contracts.
▪ The vessel production rate2 was 83% as two vessels were withdrawn from operations for around one month each for repairs. Both vessels were back in production in December. This production rate compares to a 93% rate in the third quarter of 2009 and an 89% rate in the fourth quarter of 2008. The vessel production rate for the full year 2009 was 89%.
Fleet allocation update for the fourth quarter 2009:
During the fourth quarter of 2009, our 3D vessels were allocated 90% to contract and 10% to multi-client programs.
Multi-client sales for the fourth quarter 2009:
Strong multi-client sales were recorded during the quarter both offshore Brazil and in the Gulf of Mexico.

[1]	-	The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, of the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2]	-	The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 6th, 2010	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate